FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2017

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 26 July 2017

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  2017 First Half Year Results

Exhibit 99

2017 FIRST HALF YEAR RESULTS

PROFITABLE GROWTH AHEAD OF OUR MARKETS, DRIVEN BY ‘CONNECTED 4 GROWTH’ (‘C4G’)

Performance highlights

Underlying performance			GAAP measures
		vs 2016			vs 2016
First Half
Underlying sales growth (USG)		3.0%	Turnover	€27.7bn	5.5%
USG excluding spreads		3.4%	Turnover excluding spreads	€26.2bn	6.0%
Underlying operating margin	17.8%	180bps	Operating margin	17.5%	310bps
Underlying earnings per share	€1.13	14.4%	Earnings per share	€1.09	24.1%
			Net profit	€3.3bn	22.4%
•	Strong progress against the strategic objectives set out for 2020
•	Turnover increased 5.5%, including a positive currency impact of 1.7%
•	Underlying sales growth 3.0%, ahead of our markets, with price up 3.0% and flat volumes
•	Excluding spreads, underlying sales growth of 3.4% with volume up 0.3%
•	Underlying operating margin up 180bps, reflecting faster savings delivery and phasing of investment
•	Underlying earnings per share up 14%, constant underlying EPS up 12%
•	Net profit increased 22%

Paul Polman: Chief Executive Officer statement

“Our first half results show continued growth well ahead of our markets and a substantial step-up in profitability despite the persisting volatile global trading environment. It once more shows the validity of Unilever’s long-term compounding growth model. Our change programme ‘Connected 4 Growth’ (‘C4G’), which started in the autumn of 2016, is delivering ahead of plan.

The transformation of Unilever into a more resilient, more competitive and more profitable business is accelerating. C4G is making our business even more agile, less complex and increasingly responsive to fast-changing consumer trends. The resulting increase in innovation speed and effectiveness will allow us to grow ahead of market. We see this as a proven way of delivering long-term shareholder value. C4G also enables a further step-change in margin expansion and cash flow delivery as we secure efficiencies from the roll-out of our savings programmes and benefit from the investments we have made over the last few years.

The actions we are taking keep us on track for another year of underlying sales growth ahead of our markets, in the
3 – 5% range. We anticipate accelerating growth in the second half of the year driven by the phasing of our innovation plans and a step-up in brand and marketing investment. We now expect an improvement in underlying operating margin this year of at least 100 basis points and strong cash flow.”

20 July 2017

Underlying sales growth (USG), underlying volume growth (UVG), underlying price growth (UPG), underlying operating profit (UOP), underlying operating margin (UOM), underlying earnings per share (underlying EPS), constant underlying EPS, underlying effective tax rate, free cash flow (FCF) and net debt are non-GAAP measures (see pages 6 to 9)

FIRST HALF OPERATIONAL REVIEW CATEGORIES

	First Half 2017
(unaudited)	Turnover	USG	UVG	UPG	Change in underlying operating margin
	€bn	%	%	%	bps
Unilever	27.7	3.0	-	3.0	180
Personal Care	10.5	2.6	-	2.6	240
Home Care	5.4	3.3	0.8	2.5	110
Home Care and Personal Care	15.9	2.8	0.3	2.6	180

Foods	6.3	0.6	(1.7)	2.4	100
Refreshment	5.5	6.1	1.2	4.9	230
Foods and Refreshment	11.8	3.1	(0.4)	3.5	160

As part of our strategic review we announced on 6 April 2017 our intention to either sell or demerge our spreads business. The table below provides information on first half 2017 performance excluding sales related to spreads.

	First Half 2017
(unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever excluding spreads	26.2	3.4	0.3	3.1
Foods and Refreshment excluding spreads	10.4	4.2	0.3	3.9
Foods excluding spreads	4.8	2.0	(0.7)	2.7

Our markets: Market conditions have remained challenging. In the markets in which we operate volumes were virtually flat in aggregate. The economic crisis in Brazil continued to present a significant headwind. In India, trade stock levels thinned ahead of the implementation of the Goods and Services Tax, while markets in Indonesia were adversely impacted by fewer trading days due to public holidays.

Unilever overall performance: Underlying sales grew 3.0%, ahead of our markets, with growth in all our categories and sub-categories except for spreads. Turnover increased 5.5% to €27.7 billion, which included a positive currency impact of 1.7% and 0.8% from acquisitions net of disposals.

Gross margin improved by 40bps to 43.1% driven by margin-accretive innovations and acquisitions as well as our discipline in driving savings programmes. Brand and marketing investment contributed 130bps to margin progression. This reflects: 1) a recalibration of advertising spend in the overall market; 2) strong savings delivery from our zero based budgeting programme; and 3) innovation and support plans which are weighted towards the second half of the year, particularly in Personal Care. For the year as a whole, we expect our brand and marketing investment to be maintained at last year’s level in absolute terms. Overheads were reduced by 10bps, driven by a further reduction in the underlying cost base partially offset by investment in new business models including retail-led brands and e-commerce. Underlying operating margin improved by 180bps to 17.8%. Operating margin was 17.5%.

‘Connected 4 Growth’ (‘C4G’): We are making good progress against the objectives we have set out:

The new Country Category Business Teams (‘CCBTs’) are fully in place and helping to make our innovation pipeline stronger. CCBTs enable us to roll out global innovations faster, and be more agile in responding to local trends.

The savings programmes which are an integral part of C4G are delivering faster than expected, with savings of more than €1 billion in the first half year. This puts us well on track towards our savings target of €6 billion, and a targeted underlying operating margin of 20% by 2020. The faster delivery seen in the first half of the year enables a step-up in the level of reinvestment behind growth in the remainder of this year and beyond. The holistic ‘5-S’ gross margin improvement programme is being rolled out from Home Care into all categories and realising savings across the supply chain. Zero based budgeting (‘ZBB’) is improving our productivity in brand and marketing investment as we reduce the cost of advertising production. ZBB is also eliminating waste in those areas where we have over-saturated traditional channels, as well as reducing low-added value costs in overheads. The new organisation is simpler and more agile and we are progressing plans for the integration of Foods and Refreshment into a single business.

At the same time we have been active in managing our portfolio to ensure we have the platforms in place for long-term growth. In the first half year we announced the acquisitions of Hourglass in prestige Personal Care in the United States, the Quala home and personal care brands in Latin America, and a joint venture with Europe & Asia Commercial Company Ltd to build our operations in Myanmar.

USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 6 to 9)

The preparation for the exit from spreads via a sale or de-merger is well underway. The review of the dual-headed legal structure is also progressing well and we expect the Board to decide the outcome before the end of the year.

In the first half of the year we have bought back shares to the value of €1.4 billion, putting us on track to complete the announced €5 billion programme by the end of the year.

Personal Care

Personal Care continued to grow the core while expanding in high-growth segments and building in premium positions. Challenging market conditions in some of the key markets, such as India, Brazil and Indonesia weighed on the overall growth rate. Oral care performed well, supported by innovations in premium segments such as the new Signal Enamel Repair and Signal White Now Care Correction range with blue light technology in France. In skin, Baby Dove has now been introduced to 19 markets, while the new Lifebuoy with Activ Silver formula for enhanced germ-protection was rolled out across Asia. In Indonesia we are launching Hijab Fresh, a new brand, that provides a solution to the specific needs of the Muslim population. Continued growth in deodorants was driven by new variants of dry sprays in North America and Dove antiperspirants with an improved, particularly skin-friendly formulation that have been rolled out to 65 countries. In hair, growth was driven by Sunsilk, helped by the expansion into natural propositions that has driven increased penetration among millennials. Dermalogica performed well and our recent acquisitions Dollar Shave Club and Living Proof, which will contribute to underlying sales growth from next quarter and next year respectively, continued to grow strongly. Turnover increased 6.7% including a favourable currency impact of 2.5% and a 1.6% contribution from acquisitions.

Underlying operating margin was up 240bps reflecting both brand and marketing efficiencies from zero based budgeting and the phasing of brand and marketing investment.

Home Care

Home Care delivered good growth despite a strong comparator, enabled by continued market development and benefit-led innovations that address emerging needs, including the growing trend towards natural products. In laundry, growth was driven by strong performances of the fabric conditioner Comfort in our Asian markets and the value brand Brilhante in Latin America. The roll-out of Surf into Central and Eastern Europe continued to perform well, while in the United Kingdom Persil Powergems, the laundry detergent with 100% active ingredients delivering superior stain-removal as well as care and intense freshness, were introduced. In household care, Domestos grew strongly helped by the successful roll-out of toilet blocks, which have reached 25 countries, and by Cif’s premium sprays with improved formulation now in more than 20 countries. The air purification brand Blue Air grew strongly in China, while Seventh Generation with its naturals proposition, was introduced to the United Kingdom. Turnover increased by 9.1% including a favourable currency impact of 3.0% and a 2.9% contribution from acquisitions.

Underlying operating margin improved by 110bps driven by higher gross margin and brand and marketing efficiencies.

Foods

Foods continued to modernise the portfolio while building its presence in emerging markets and sustaining a strong performance in the food service channels. However the overall growth was adversely affected by declines of some of our non-core brands in Europe. Knorr, our largest brand, performed well by responding to key needs such as nutrition deficiency or time-saving cooking products. The successful Knorr Mealmakers with 100% natural ingredients have now been extended into 100% natural seasonings. In dressings, Hellmann’s relaunched the brand with strengthened naturalness claims while the organic variants have been rolled out from North America into Europe. In spreads, the new margarines with specialty oils and the roll-out of the dairy-free variants are performing well. The rate of decline in spreads has slowed to 3.7% as sales growth in emerging markets partially offset the continued market contraction in developed countries. Turnover increased by 2.1% including a favourable currency impact of 1.6%.

Underlying operating margin was up 100bps mainly due to brand and marketing efficiencies.

Refreshment

Ice cream delivered strong growth driven by margin-accretive innovations behind our premium brands, such as Ben & Jerry’s pint range ‘Topped’, that takes ice cream indulgence to a new level, and the ‘Wich sandwich. Magnum grew at double-digit rates, helped by the new Magnum pints that deliver the ultimate chocolate and ice cream experience in a tub, as well as the coconut and raspberry variants. We have extended our less than 50 calories offering under Solero and launched vegan and gluten-free variants under Cornetto. Leaf tea showed good growth as we are increasingly seeing the benefits of our innovations in specialty and premium tea segments. Lipton was launched in Brazil and Argentina, and is successfully extending its presence in the faster-growing green and matcha segments, while T2 continued to show strong growth. Turnover increased by 3.9% including a negative currency impact of (1.1)% and  (1.0)% negative contribution from disposals.

Underlying operating margin was up 230bps primarily driven by higher gross margins in both ice cream and tea, reflecting the premiumisation of the portfolio and savings delivery.

USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 6 to 9)

FIRST HALF OPERATIONAL REVIEW GEOGRAPHICAL AREA

(unaudited)	First Half 2017
	Turnover	USG	UVG	UPG	Change in underlying operating margin
	€bn	%	%	%	bps
Unilever	27.7	3.0	-	3.0	180
Asia/AMET/RUB	12.1	5.5	0.8	4.8	260
The Americas	9.0	2.5	(0.6)	3.1	180
Europe	6.6	(0.8)	(0.6)	(0.1)	20

				First Half 2017
(unaudited)	Turnover	USG	UPG	Turnover	USG	UVG	UPG
				€bn	%	%	%
Developed markets				11.5	(0.4)	(0.4)	0.1
Emerging markets				16.2	5.5	0.3	5.1
North America				4.8	0.3	(0.2)	0.5
Latin America				4.2	5.0	(1.0)	6.0

The table below provides information on our first half 2017 performance excluding sales related to spreads.

				First Half 2017
(unaudited)	Turnover	UVG	UPG	Turnover	USG	UVG	UPG
				€bn	%	%	%
Developed markets excluding spreads				10.5	0.3	0.2	0.1
Europe excluding spreads				5.8	0.1	0.2	(0.1)
North America excluding spreads				4.5	0.9	0.3	0.6

Asia/AMET/RUB

Underlying sales growth was 5.5% in the first half as pricing has increased in Asia in response to rising commodity costs. Volumes were adversely affected by some trade destocking ahead of the Goods and Services Tax implementaton in India and by fewer trading days in Indonesia. China demonstrated a good first half performance, driven by rapid e-commerce sales and modest growth in other channels, while Australia returned to volume-led growth. Turnover increased by 7.1% including a favourable currency impact of 1.2%.

Underlying operating margin was up 260bps driven by increased gross margin and brand and marketing efficiencies.

The Americas

Latin America grew underlying sales by 5.0%. Mexico demonstrated strong volume-driven growth and Argentina delivered positive volume growth. Sales continued to decline in our largest market, Brazil, as consumers and retailers reacted to the impact of the harsh economic environment.

Underlying sales improved in North America driven by a strong delivery of our innovations in deodorants, hair care and skin cleansing which helped offset continued soft market conditions. Sales in spreads were lower due to continued market declines in the first half. Turnover increased by 9.7% including a favourable currency impact of 5.0% and a 2.7 % contribution from acquisitions.

Underlying operating margin improved by 180bps reflecting higher gross margin in North America as well as ZBB savings and phasing of brand and marketing investment.

Europe

In Europe consumer demand remained weak and the retail environment challenging. Refreshment delivered strong volume-driven growth, while the competitive intensity remained particularly high in Home Care. The margarine market contraction continued to weigh on the overall growth, particularly in the United Kingdom and Germany. We saw strong momentum in Central and Eastern Europe and Spain, following on from good growth in prior years. Turnover declined by (2.4)% including a negative currency impact of (1.9)%.

Underlying operating margin was up 20bps primarily due to brand and marketing efficiencies.

USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 6 to 9)

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS – FIRST HALF 2017

Finance costs and tax

Net finance costs increased by €6 million to €290 million in the first half of 2017. This included a slightly higher cost of financing net borrowings at €241 million, which was driven by the increase in net debt while the average interest rate on net debt was 3.1% versus 3.3% in 2016. Pensions financing was a charge of €49 million compared to €47 million in the prior year.

The effective tax rate was 28.9% versus 26.0% in the same period last year. The change was mainly driven by the tax impact of the AdeS disposal in 2017 and favourable tax audit settlements in 2016. The effective tax rate on underlying profit was 27.9% compared to 26.2% in the prior year which included favourable tax audit settlements.

Joint ventures, associates and other income from non-current investments

Net profit from joint ventures and associates contributed €75 million compared with €72 million in the first half of 2016 mainly due to growth in profits from the Pepsi Lipton joint venture. Other income from non-current investments was zero versus €61 million in the prior year which included a gain of €68 million from the revaluation of a financial asset.

Earnings per share

Underlying earnings per share in the first half increased by 14.4% to €1.13, including a positive currency impact of 2.6%. Constant underlying earnings per share increased by 11.8% primarily driven by underlying sales growth and improved underlying operating margin, and partially offset by a higher tax rate. These underlying measures exclude the post-tax impact of business disposals, acquisition and disposal-related costs, restructuring costs, impairments, one-off items within operating profit and any other significant unusual items within net profit but not operating profit.

Diluted earnings per share for the first half was up 24.1% at €1.09. We recorded a gain on disposal of €0.3 billion for the AdeS soy beverage business in Latin America.

Free cash flow

Free cash flow in the first half of 2017, which included the usual seasonal increase in inventory and receivables, improved by €0.6 billion to €1.4 billion despite a one-off injection of €0.6 billion to our pension funds. The step-up was primarily driven by the higher underlying operating profit and further improvements in both working capital and net capital expenditure.

Net debt

Closing net debt was €13.8 billion compared with €12.6 billion as at 31 December 2016, mainly reflecting the share buy-backs of €1.4 billion we have undertaken so far in May and June 2017. Total financial liabilities amounted to €19.6 billion compared to €16.6 billion at the year-end. Cash and other current financial assets increased by €1.8 billion to €5.8 billion compared to 31 December 2016.

Pensions

The pension liability net of assets reduced to €1.6 billion at the end of June 2017 versus €3.2 billion as at 31 December 2016. The decrease in the net pension liability was driven by strong investment returns and cash contributions that included a one-off cash injection of €0.6 billion.

Finance and liquidity

On 30 January 2017, we announced the issuance of £350 million 1.125% fixed rate notes due February 2022. On 9 February 2017, we issued €1.2 billion in bonds, equally split between 0.375% fixed rate notes due February 2023 and 1.0% fixed rate notes due February 2027. On 2 May 2017, we issued a quadruple-tranche $3.15 billion bond, comprising of $800 million 1.8% fixed rate notes due May 2020, $850 million 2.2% fixed rate notes due May 2022, $500 million 2.6% fixed rate notes due May 2024 and $1 billion 2.9% fixed rate notes due May 2027.

The following bonds matured and were repaid: (i) February 2017 Renminbi 300 million 2.95% fixed rates notes and (ii) June 2017 £400 million 4.75% bonds.

Reporting of spreads business

Our spreads business is not reported as a discontinued operation or held for sale as it does not meet the relevant accounting criteria at 30 June 2017.

USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 6 to 9)

CHANGES TO THE LONG-TERM INCENTIVE PLAN TARGETS

Following the 6 April 2017 announcement of our plans to accelerate sustainable shareholder value creation and the introduction of new performance metrics, the targets of the long-term incentive plans have been adjusted. Further information can be found at www.unilever.com/Images/compensation-committee-statement-alignment-performance-measures-for-incentives-2017_tcm244-508726_en.pdf.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities, including those within Italy and South Africa. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

BRAZIL TAX LITIGATION

In common with many other businesses operating in Brazil, Unilever has a number of open legal proceedings related to indirect taxes. In Q4 2016, we noted that there had been an adverse court judgment in respect of a Brazilian PIS and COFINS indirect tax case, which we had included in our contingent liabilities, and that we were likely to make a judicial deposit equating to the potential amount owing during 2017. In Q1 2017, the Brazilian Supreme Court ruled in favour of the taxpayer in the leading case on this matter and we now expect this ruling to be applied to our case. As a result, we have not made a judicial deposit. Since this matter was considered to be a contingent liability, there is no impact on profit as a result of this development.

NON-GAAP MEASURES

Certain discussions and analyses set out in this announcement include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.

Unilever uses ‘constant rate’, and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior period average exchange rates into euro.

The table below shows exchange rate movements in our key markets.

	First half average rate in 2017	First half average rate in 2016
Brazilian Real (€1 = BRL)	3.429	4.203
Chinese Yuan (€1 = CNY)	7.433	7.295
Indian Rupee (€1 = INR)	71.111	75.011
Indonesia Rupiah (€1 = IDR)	14409	14990
UK Pound Sterling (€1 = GBP)	0.860	0.778
US Dollar (€1 = US $)	1.081	1.116

Underlying sales growth (USG)

Underlying Sales Growth or “USG” refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The reconciliation of changes in the GAAP measure turnover to USG is provided in notes 3 and 4.

Underlying volume growth (UVG)

Underlying Volume Growth or “UVG” is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (1) the increase in turnover attributable to the volume of products sold; and (2) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact to USG due to changes in prices. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Underlying price growth (UPG)

Underlying price growth or “UPG” is part of USG, and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (1) the volume of products sold; and (2) the composition of products sold during the period. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Free cash flow (FCF)

Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditures and net interest payments and preference dividends paid. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. Free cash flow reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of net profit to FCF is as follows:

€ million	First Half
(unaudited)	2017	2016
Net profit	3,317	2,710
Taxation	1,315	928
Share of net profit of joint ventures/associates and other income
from non-current investments	(75)	(133)
Net finance costs	290	284
Operating profit	4,847	3,789
Depreciation, amortisation and impairment	763	681
Changes in working capital	(1,436)	(1,554)
Pensions and similar obligations less payments	(794)	(223)
Provisions less payments	68	32
Elimination of (profits)/losses on disposals	(299)	117
Non-cash charge for share-based compensation	158	105
Other adjustments	-	8
Cash flow from operating activities	3,307	2,955
Income tax paid	(1,122)	(1,136)
Net capital expenditure	(672)	(759)
Net interest and preference dividends paid	(148)	(235)
Free cash flow	1,365	825
Total net cash flow (used in)/from investing activities	(460)	(644)
Total net cash flow (used in)/from financing activities	138	(518)

Underlying operating profit (UOP), underlying operating margin (UOM) and non-underlying items

Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of business disposals, acquisition and disposal related costs, restructuring costs, impairments and other one-off items, which we collectively term non-underlying items, due to their nature and/or frequency of occurrence. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The reconciliation of operating profit to underlying operating profit is as follows:

€ million	First Half
(unaudited)	2017	2016
Operating profit	4,847	3,789
Non-underlying items (see note 2)	79	418
Underlying operating profit	4,926	4,207
Turnover	27,725	26,283
Operating margin (%)	17.5	14.4
Underlying operating margin (%)	17.8	16.0

Underlying EPS

Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders’ equity divided by the diluted combined average number of share units. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items in operating profit and any other significant unusual items within net profit but not operating profit. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 2 on page 16 for reconciliation of underlying profit to net profit attributable to shareholders’ equity.

Underlying effective tax rate

Underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items in operating profit and any other significant unusual items by profit before tax excluding non-underlying items in operating profit, other significant unusual items and share of net profit/(loss) of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax, non-underlying items, other significant unusual items within net profit but not operating profit and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying items is calculated as the sum of each non-underlying item multiplied by the corporate tax rate of the respective jurisdictions in which tax on that item is payable.

The reconciliation of taxation to taxation before non-underlying items and other significant unusual items is as follows:

€ million	First Half
(unaudited)	2017	2016
Taxation	1,315	928
Tax impact of non-underlying items	(21)	114
Taxation before non-underlying items and other significant unusual items	1,294	1,042
Profit before taxation	4,632	3,638
Non-underlying items before tax	79	418
Share of net profit /loss of joint ventures and associates	(75)	(72)
Profit before tax, non-underlying items, other significant unusual items and joint ventures and associates	4,636	3,984
Underlying effective tax rate	27.9%	26.2%

Constant underlying EPS

Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders’ equity at constant exchange rates and excluding the impact of translational hedges divided by the diluted combined average number of share units. This measure reflects the underlying earnings for each share unit of the Group in constant exchange rates.

The reconciliation of underlying profit attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows:

€ million	First Half
(unaudited)	2017	2016
Underlying profit attributable to shareholders' equity (see note 2)	3,206	2,812
Impact of translation of earnings between constant and current exchange rates and translational hedges	(41)	156
Constant underlying earnings attributable to shareholders' equity	3,165	2,968
Diluted combined average number of share units (millions of units)	2,845.7	2,853.5
Constant underlying EPS (€)	1.11	1.04

In calculating the movement in constant underlying EPS, the constant underlying EPS for 2017 is compared to the underlying EPS for 2016 as adjusted for the impact of translational hedges, which was €1.00.

Net debt

Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables. It is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere.

The reconciliation of total financial liabilities to net debt is as follows:

€ million	As at	As at	As at
(unaudited)	30 June	31 December	30 June
	2017	2016	2016
Total financial liabilities	(19,633)	(16,595)	(16,371)
Current financial liabilities	(5,081)	(5,450)	(5,759)
Non-current financial liabilities	(14,552)	(11,145)	(10,612)
Cash and cash equivalents as per balance sheet	5,016	3,382	3,119
Cash and cash equivalents as per cash flow statement	4,860	3,198	2,937
Add bank overdrafts deducted therein	156	184	182
Other current financial assets	825	599	678
Net debt	(13,792)	(12,614)	(12,574)

PRINCIPAL RISK FACTORS

On pages 37 to 41 of our 2016 Report and Accounts we set out our assessment of the principal risk issues that would face the business through 2017 under the headings: brand preference; portfolio management; sustainability; climate change; customer relationships; talent & organisation; supply chain; safe and high quality products; systems and information; business transformation; economic and political instability; treasury and pensions; ethical; and legal and regulatory. In our view, the nature and potential impact of such risks remain essentially unchanged as regards our performance over the second half of 2017.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements related to underlying sales growth and underlying operating margin. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2016 and the Unilever Annual Report and Accounts 2016.

ENQUIRIES

Media: Media Relations Team			Investors: Investor Relations Team
UK or NL or	+44 79 1727 1819 +44 78 2504 9151 +31 10 217 4844 +32 494 60 4906	treeva.fenwick@unilever.com louise.phillips@unilever.com els-de.bruin@unilever.com freek.bracke@unilever.com	+44 20 7822 6830	investor.relations@unilever.com

There will be a web cast of the results presentation available at:

www.unilever.com/investor-relations/results-and-publications/latest-results/

INCOME STATEMENT

(unaudited)

€ million	First Half
	2017	2016	Increase/ (Decrease)
			Current rates	Constant Rates
Turnover	27,725	26,283	5.5%	3.8%

Operating profit	4,847	3,789	27.9%	24.7%

After (charging)/crediting non-underlying items	(79)	(418)

Net finance costs	(290)	(284)
Finance income	90	66
Finance costs	(331)	(303)
Pensions and similar obligations	(49)	(47)

Share of net profit/(loss) of joint ventures and associates	75	72
Other income/(loss) from non-current investments and associates	-	61

Profit before taxation	4,632	3,638	27.3%	24.2%

Taxation	(1,315)	(928)

Net profit	3,317	2,710	22.4%	18.3%

Attributable to:
Non-controlling interests	207	198
Shareholders’ equity	3,110	2,512	23.8%	19.6%

Combined earnings per share
Basic earnings per share (euros)	1.10	0.88	24.1%	19.9%
Diluted earnings per share (euros)	1.09	0.88	24.1%	19.9%

STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

€ million	First Half

	2017	2016
Net profit	3,317	2,710

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans net of tax	641	(1,356)

Items that may be reclassified subsequently to profit or loss:
Currency retranslation gains/(losses) net of tax Fair value gains/(losses) on financial instruments net of tax	(694) 51	(140) (18)

Total comprehensive income	3,315	1,196
Attributable to:
Non-controlling interests	170	177
Shareholders’ equity	3,145	1,019

STATEMENT OF CHANGES IN EQUITY

(unaudited)

€ million	Called up share capital	Share premium account	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
First half - 2017
1 January 2017	484	134	(7,443)	23,179	16,354	626	16,980
Profit or loss for the period	-	-	-	3,110	3,110	207	3,317
Other comprehensive income net of tax:
Fair value gains/(losses) on financial instruments	-	-	52	-	52	(1)	51
Remeasurements of defined benefit pension plans net of tax	-	-	-	641	641	-	641
Currency retranslation gains/(losses)	-	-	(633)	(25)	(658)	(36)	(694)
Total comprehensive income	-	-	(581)	3,726	3,145	170	3,315
Dividends on ordinary capital				(1,925)	(1,925)	-	(1,925)
Repurchase of shares(a)	-	-	(1,368)	-	(1,368)	-	(1,368)
Movements in treasury stock(b)	-	-	(54)	(146)	(200)	-	(200)

Share-based payment credit(c)	-	-	-	158	158	-	158
Dividends paid to non-controlling interests	-	-	-	-	-	(184)	(184)
Currency retranslation gains/(losses) net of tax	-	(3)	-	-	(3)	-	(3)
Other movements in equity	-	-	31	11	42	3	45
30 June 2017	484	131	(9,415)	25,003	16,203	615	16,818

First half - 2016
1 January 2016	484	152	(7,816)	22,619	15,439	643	16,082
Profit or loss for the period	-	-	-	2,512	2,512	198	2,710
Other comprehensive income net of tax:
Fair value gains/(losses) on financial instruments	-	-	(18)	-	(18)	-	(18)
Remeasurements of defined benefit pension plans net of tax	-	-	-	(1,356)	(1,356)	-	(1,356)
Currency retranslation gains/(losses)	-	-	(141)	22	(119)	(21)	(140)
Total comprehensive income	-	-	(159)	1,178	1,019	177	1,196
Dividends on ordinary capital	-	-	-	(1,775)	(1,775)	-	(1,775)
Movements in treasury stock(b)	-	-	(73)	(182)	(255)	(4)	(259)
Share-based payment credit(c)	-	-	-	105	105	(1)	104
Dividends paid to non-controlling interests	-	-	-	-	-	(195)	(195)
Currency retranslation gains/(losses) net of tax	-	(14)	-	-	(14)	-	(14)
Other movements in equity	-	-	(16)	(19)	(35)	2	(33)
30 June 2016	484	138	(8,064)	21,926	14,484	622	15,106

(a) Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback programme announced on 6 April 2017.  At 30 June 2017 these shares have not been cancelled and are recognised as treasury shares (see note 8).

(b) Includes purchases and sales of treasury stock, and transfer from treasury stock to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.

(c) The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.

BALANCE SHEET

(unaudited)

€ million	As at 30 June 2017	As at 31 December 2016	As at 30 June 2016

Non-current assets
Goodwill	16,974	17,624	15,977
Intangible assets	9,481	9,809	8,531
Property, plant and equipment	11,063	11,673	11,048
Pension asset for funded schemes in surplus	1,334	694	408
Deferred tax assets	1,255	1,354	1,458
Financial assets	685	673	602
Other non-current assets	615	718	898
	41,407	42,545	38,922
Current assets
Inventories	4,162	4,278	4,649
Trade and other current receivables	6,215	5,102	6,291
Current tax assets	328	317	319
Cash and cash equivalents	5,016	3,382	3,119
Other financial assets	825	599	678
Non-current assets held for sale	52	206	197
	16,598	13,884	15,253

Total assets	58,005	56,429	54,175
Current liabilities
Financial liabilities	5,081	5,450	5,759
Trade payables and other current liabilities	13,322	13,871	14,216
Current tax liabilities	992	844	974
Provisions	424	390	360
Current liabilities held for sale	1	1	1
	19,820	20,556	21,310
Non-current liabilities
Financial liabilities	14,552	11,145	10,612
Non-current tax liabilities	116	120	114
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	1,277	2,163	2,563
Unfunded schemes	1,619	1,704	1,677
Provisions	1,001	1,033	951
Deferred tax liabilities	2,053	2,061	1,542
Other non-current liabilities	749	667	300
	21,367	18,893	17,759

Total liabilities	41,187	39,449	39,069
Equity
Shareholders’ equity	16,203	16,354	14,484
Non-controlling interests	615	626	622
Total equity	16,818	16,980	15,106

Total liabilities and equity	58,005	56,429	54,175

CASH FLOW STATEMENT

(unaudited)

€ million	First Half
	2017	2016
Net profit	3,317	2,710
Taxation	1,315	928
Share of net profit of joint ventures/associates and other income
from non-current investments and associates	(75)	(133)
Net finance costs	290	284
Operating profit	4,847	3,789
Depreciation, amortisation and impairment	763	681
Changes in working capital	(1,436)	(1,554)
Pensions and similar obligations less payments	(794)	(223)
Provisions less payments	68	32
Elimination of (profits)/losses on disposals	(299)	117
Non-cash charge for share-based compensation	158	105
Other adjustments	-	8
Cash flow from operating activities	3,307	2,955
Income tax paid	(1,122)	(1,136)

Net cash flow from operating activities	2,185	1,819
Interest received	104	55
Net capital expenditure	(672)	(759)
Other acquisitions and disposals	154	(92)
Other investing activities	(46)	152

Net cash flow (used in)/from investing activities	(460)	(644)
Dividends paid on ordinary share capital	(1,911)	(1,768)
Interest and preference dividends paid	(252)	(290)
Change in financial liabilities	3,613	1,859
Repurchase of shares	(1,071)	-
Other movements on treasury stock	(199)	(260)
Other financing activities	(42)	(59)

Net cash flow (used in)/from financing activities	138	(518)

Net increase/(decrease) in cash and cash equivalents	1,863	657
Cash and cash equivalents at the beginning of the period	3,198	2,128

Effect of foreign exchange rate changes	(201)	152

Cash and cash equivalents at the end of the period	4,860	2,937

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

1   ACCOUNTING INFORMATION AND POLICIES

The accounting policies and methods of computation are in compliance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standard Board (IASB) and as adopted by the EU; and except as set out below are consistent with the year ended 31 December 2016. The condensed interim financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the IASB.

After making appropriate enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the half year financial statements.

The condensed interim financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The income statement on page 11, the statement of comprehensive income on page 11, the statement of changes in equity on page 12 and the cash flow statement on page 14 are translated at exchange rates current in each period. The balance sheet on page 13 is translated at period-end rates of exchange.

The condensed interim financial statements attached do not constitute the full financial statements within the meaning of section 434 of the UK Companies Act 2006. The comparative figures for the financial year ended 31 December 2016 are not Unilever PLC’s statutory accounts for that financial year. Those accounts of Unilever for the year ended 31 December 2016 have been reported on by the Group’s auditor and delivered to the Registrar of Companies. The report of the auditor on these accounts was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498 (2) or (3) of the UK Companies Act 2006.

Change in reporting of performance measures

Following our strategic review earlier this year, we announced that we would be accelerating savings programmes and being more active in the development of our portfolio, including exiting from our spreads business. This will mean spending significant funds on restructuring costs. In order to provide a clear picture of our performance against the objectives set out in the announcement of the outcome of the review, where relevant, our non-GAAP measures will now exclude restructuring costs as well as any other significant unusual items within net profit but not operating profit.

Our non-GAAP measures have therefore changed from ‘core operating profit’, ‘core operating margin’, ‘core earnings per share’, ‘core effective tax rate’ and ‘constant core earnings per share’ to ‘underlying operating profit’, ‘underlying operating margin’, ‘underlying earnings per share’, ‘underlying effective tax rate’ and ‘constant underlying earnings per share’ respectively.

Underlying operating profit and underlying operating margin exclude the impact of business disposals, acquisition and disposal-related costs, restructuring costs, impairments and other one-off items, which we collectively term non-underlying items.

Underlying earnings per share, underlying effective tax rate and constant underlying earnings per share exclude post-tax impact of non-underlying items and post-tax impact of other significant unusual items within net profit but not operating profit.

The definitions of underlying operating profit, underlying operating margin, underlying earnings per share, underlying effective tax rate and constant underlying earnings per share are provided on pages 8 and 9. Note 2 explains non-underlying items for the first half year 2017 and 2016.

Recent accounting developments

The expected impact of IFRS 9 Financial Instruments, IFRS 15 Revenue from contracts with customers and IFRS 16 Leases remains consistent with that disclosed on page 89 of Unilever’s Form 20-F 2016.

With effect from 1 January 2017 we have implemented amendments to IAS 7 ‘Statement of Cash Flows’. The impact on the Group is not material.

2   SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting we disclose the total value of non-underlying items that arise within operating profit. These are costs and revenues relating to business disposals, acquisition and disposal related costs, restructuring costs, impairments and other one-off items, which we collectively term non-underlying items, due to their nature and/or frequency of occurrence.

€ million	First Half
	2017	2016
Acquisition and disposal related costs	(69)	(43)
Gain/(loss) on disposal of group companies	308	(101)
Restructuring costs	(318)	(258)
Impairments and other one-off items(a)	-	(16)

Non-underlying items before tax	(79)	(418)
Tax impact of non-underlying items	(21)	114
Non-underlying items after tax	(100)	(304)

Attributable to:
Non-controlling interests	(4)	(4)
Shareholders’ equity	(96)	(300)

(a)	2016 relates to foreign exchange losses arising from remeasurement of our Argentinian business at a rate of 14 pesos per US dollar.

The following table shows the impact of non-underlying items on profit attributable to shareholders.

€ million	First Half
	2017	2016
Net profit attributable to shareholders’ equity	3,110	2,512
Post tax impact of non-underlying items	96	300

Underlying profit attributable to shareholders’ equity	3,206	2,812

3   SEGMENT INFORMATION - CATEGORIES

First Half	Personal Care	Home Care	Home Care and Personal Care	Foods	Refreshment	Foods and Refreshment	Total
Turnover (€ million)
2016	9,822	4,950	14,772	6,169	5,342	11,511	26,283
2017	10,481	5,398	15,879	6,297	5,549	11,846	27,725
Change (%)	6.7	9.1	7.5	2.1	3.9	2.9	5.5
Impact of:
Exchange rates (%)	2.5	3.0	2.7	1.6	(1.1)	0.3	1.7
Acquisitions (%)	1.6	2.9	2.0	-	-	-	1.1
Disposals (%)	(0.1)	(0.4)	(0.2)	(0.2)	(1.0)	(0.6)	(0.4)

Underlying sales growth (%)	2.6	3.3	2.8	0.6	6.1	3.1	3.0
Price (%)	2.6	2.5	2.6	2.4	4.9	3.5	3.0
Volume (%)	-	0.8	0.3	(1.7)	1.2	(0.4)	-

Operating profit (€ million)
2016	1,640	476	2,116	1,048	625	1,673	3,789
2017	2,068	573	2,641	1,167	1,039	2,206	4,847

Underlying operating profit (€ million)
2016	1,840	533	2,373	1,154	680	1,834	4,207
2017	2,207	643	2,850	1,242	834	2,076	4,926

Operating margin (%)
2016	16.7	9.6	14.3	17.0	11.7	14.5	14.4
2017	19.7	10.6	16.6	18.5	18.7	18.6	17.5

Underlying operating margin (%)
2016	18.7	10.8	16.1	18.7	12.7	15.9	16.0
2017	21.1	11.9	17.9	19.7	15.0	17.5	17.8

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Underlying operating margin is calculated as underlying operating profit divided by turnover.

4   SEGMENT INFORMATION – GEOGRAPHICAL AREA

First Half	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2016	11,281	8,278	6,724	26,283
2017	12,085	9,077	6,563	27,725
Change (%)	7.1	9.7	(2.4)	5.5
Impact of:
Exchange rate (%)	1.2	5.0	(1.9)	1.7
Acquisitions (%)	0.5	2.7	0.3	1.1
Disposals (%)	(0.3)	(0.8)	(0.0)	(0.4)

Underlying sales growth (%)	5.5	2.5	(0.8)	3.0
Price (%)	4.8	3.1	(0.1)	3.0
Volume (%)	0.8	(0.6)	(0.6)	-

Operating profit (€ million)
2016	1,668	999	1,122	3,789
2017	2,070	1,704	1,073	4,847

Underlying operating profit (€ million)
2016	1,766	1,252	1,189	4,207
2017	2,211	1,538	1,177	4,926

Operating margin (%)
2016	14.8	12.1	16.7	14.4
2017	17.1	18.8	16.3	17.5

Underlying operating margin (%)
2016	15.7	15.1	17.7	16.0
2017	18.3	16.9	17.9	17.8

5   TAXATION

The effective tax rate for the first half was 28.9% compared to 26.0% in 2016. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

€ million	First Half 2017			First Half 2016
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax
Fair value gains/(losses) on financial instruments	63	(12)	51	(76)	58	(18)
Remeasurements of defined benefit pension plans	751	(110)	641	(1,814)	458	(1,356)
Currency retranslation gains/(losses)	(723)	29	(694)	(140)	-	(140)
Other comprehensive income	91	(93)	(2)	(2,030)	516	(1,514)

6   COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share and underlying earnings per share, a number of adjustments are made to the number of shares which principally includes the exercise of share options by employees.

Earnings per share for total operations for the six months were calculated as follows:

	2017	2016

Combined EPS – Basic
Net profit attributable to shareholders’ equity (€ million)	3,110	2,512

Average number of combined share units (millions of units)	2,834.4	2,841.1

Combined EPS – basic (€)	1.10	0.88

Combined EPS – Diluted		2015
Net profit attributable to shareholders’ equity (€ million)	3,110	2,512

Adjusted average number of combined share units (millions of units)	2,845.7	2,853.5

Combined EPS – diluted (€)	1.09	0.88
		2015

Underlying EPS
Underlying profit attributable to shareholders’ equity (see note 2) (€ million)	3,206	2,812

Adjusted average number of combined share units (millions of units)	2,845.7	2,853.5

Underlying EPS – diluted (€)	1.13	0.99

In calculating underlying earnings per share, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items in operating profit and any other significant unusual items within net profit but not operating profit.

During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2016 (net of treasury stock)	2,839.7
Shares repurchased under the share buyback programme	(27.5)
Net movement in shares under incentive schemes	0.3
Number of shares at 30 June 2017	2,812.5

7   ACQUISITIONS AND DISPOSALS

The Group completed the following business acquisitions and disposals in the first six months of 2017.

Deal completion date	Acquired/Disposed business
1 February 2017	Acquired Living Proof Inc., an innovative premium hair care business.
28 March 2017	Sold AdeS soy beverage business in Latin America to Coca Cola FEMSA and The Coca Cola Company.
1 May 2017	Acquired Sir Kensington, a premium condiments business.

The total consideration for acquisitions completed in the first half of 2017 was €304 million (first half of 2016: €40 million).

8   SHARE BUYBACK PROGRAMME

On 6 April 2017 Unilever announced a share buyback programme of €5 billion in 2017. At 30 June 2017 the group has repurchased 27,537,570 ordinary shares as part of the programme for €1,368 million. Cash paid for the repurchase of shares was €1,071 million and €297 million is shown within current financial liabilities. These shares have not been cancelled and are recognised as treasury shares with the cost reported within other reserves.

9   FINANCIAL INSTRUMENTS

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

€ million	Fair value			Carrying amount
	As at 30 June 2017	As at 31 December 2016	As at 30 June 2016	As at 30 June 2017	As at 31 December 2016	As at 30 June 2016
Financial assets
Cash and cash equivalents	5,016	3,382	3,119	5,016	3,382	3,119
Held-to-maturity investments	152	142	138	152	142	138
Loans and receivables	304	398	344	304	398	344
Available-for-sale financial assets	655	509	544	655	509	544
Financial assets at fair value through profit and loss:
Derivatives	293	91	130	293	91	130
Other	106	132	124	106	132	124
	6,526	4,654	4,399	6,526	4,654	4,399
Financial liabilities
Preference shares	(125)	(125)	(129)	(68)	(68)	(68)
Bank loans and overdrafts	(829)	(1,147)	(1,181)	(825)	(1,146)	(1,179)
Bonds and other loans	(19,031)	(15,844)	(15,475)	(18,353)	(15,053)	(14,308)
Finance lease creditors	(153)	(165)	(175)	(134)	(143)	(149)
Derivatives	(253)	(185)	(144)	(253)	(185)	(144)
Other financial liabilities	-	-	(523)	-	-	(523)
	(20,391)	(17,466)	(17,627)	(19,633)	(16,595)	(16,371)

€ million	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	As at 30 June 2017			As at 31 December 2016			As at 30 June 2016
Assets at fair value
Other cash equivalents	-	724	-	-	90	-	-	211	-
Available-for-sale financial assets	277	8	370	138	98	273	93	1	450
Financial assets at fair value
through profit or loss:
Derivatives(a)	-	376	-	-	226	-	-	349	-
Other	-	104	2	-	131	1	-	121	3
Liabilities at fair value
Derivatives(b)	-	(392)	-	-	(331)	-	-	(394)	-

Contingent Consideration	-	-	(413)	-	-	(380)	-	-	(102)

(a) Includes €83 million (December 2016: €135 million) derivatives, reported within trade receivables, that hedge trading activities.

(b) Includes €(139) million (December 2016: €(146) million) derivatives, reported within trade payables, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2016. There were also no significant movements between the fair value hierarchy classifications since 31 December 2016.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature. The instruments that have a fair value that is different from the carrying amount are classified as Level 2.

Calculation of fair values

The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2016.

10   DIVIDENDS

The Boards have determined to pay a quarterly interim dividend for Q1 2017 and Q2 2017 at the following rates which are equivalent in value between the two companies at the rate of exchange applied under the terms of the Equalisation Agreement:

	Q1 2017	Q2 2017
Per Unilever N.V. ordinary share	€ 0.3585	€ 0.3585
Per Unilever PLC ordinary share	£ 0.3021	£ 0.3183
Per Unilever N.V. New York share	US$ 0.3828	US$ 0.4140
Per Unilever PLC American Depositary Receipt	US$ 0.3828	US$ 0.4140

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by WM/Reuters on 18 April 2017 and 18 July 2017 for Q1 and Q2 respectively.

US dollar cheques for Q2 interim dividend will be mailed on 6 September 2017 to holders of record at the close of business on 4 August 2017. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2017 will be as follows:

Announcement Date	NV NY and PLC ADR ex-Dividend Date	NV and PLC ex-Dividend Date	Record Date	Payment Date

Quarterly dividend – for Q2 2017	20 July 2017	2 August 2017	3 August 2017	4 August 2017	6 September 2017
Quarterly dividend – for Q3 2017	19 October 2017	1 November 2017	2 November 2017	3 November 2017	13 December 2017

11   EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.

12   GUARANTOR STATEMENTS

On 30 September 2014, NV and Unilever Capital Corporation (UCC) filed a US Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and Unilever United States, Inc. (UNUS) and that superseded the NV and UCC US Shelf registration filed on 1 November 2011, which was unconditionally and fully guaranteed, jointly and severally, by NV, PLC and UNUS. UCC and UNUS are each indirectly 100% owned by the Unilever parent entities (as defined below). Of the US Shelf registration, US $9.5 billion of Notes were outstanding at 30 June 2017 (2016: US $5.1 billion; 2015: US $5.0 billion) with coupons ranging from 0.85% to 5.9%. These Notes are repayable between 2 August 2017 and 15 November 2032.

Provided below are the income statements, cash flow statements and balance sheets of each of the companies discussed above, together with the income statement, cash flow statement and balance sheet of non-guarantor subsidiaries. These have been prepared under the historical cost convention and, aside from the basis of accounting for investments at net asset value (equity accounting), comply in all material respects with International Financial Reporting Standards. The financial information in respect of NV, PLC and UNUS has been prepared with all subsidiaries accounted for on an equity basis. Information on NV and PLC is shown collectively as Unilever parent entities. The financial information in respect of the non‑guarantor subsidiaries has been prepared on a consolidated basis.

Income Statement	Unilever		Unilever		Eliminations	Unilever Group
Six months ended 30 June 2017	Capital	Unilever(a)	United	Non-
	Corporation	parent	States Inc.	guarantor
€ million	subsidiary	entities	subsidiary	subsidiaries
	issuer		guarantor
Turnover	-	-	-	27,725	-	27,725
Operating Profit	-	66	(3)	4,784	-	4,847
Net finance costs	6	(52)	(187)	(8)	-	(241)
Pensions and similar obligations	-	(1)	(12)	(36)	-	(49)
Other income	-	-	-	75	-	75

Profit before taxation and subsidiaries	6	13	(202)	4,815	-	4,632
Taxation	(2)	2	-	(1,315)	-	(1,315)

Net profit before subsidiaries	4	15	(202)	3,500	-	3,317

Equity earnings of subsidiaries	-	3,095	548	(1,856)	(1,787)	-

Net Profit	4	3,110	346	1,644	(1,787)	3,317
Attributed to:
Non-controlling interests	-	-	-	207	-	207
Shareholders' equity	4	3,110	346	1,437	(1,787)	3,110
Total comprehensive income	4	3,081	397	1,620	(1,787)	(3,315)

(a) The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Income Statement	Unilever		Unilever		Eliminations	Unilever Group
Six months ended 30 June 2016	Capital	Unilever(a)	United	Non-
	Corporation	parent	States Inc.	guarantor
€ million	subsidiary	entities	subsidiary	subsidiaries
	issuer		guarantor
Turnover	-	-	-	26,283	-	26,283
Operating Profit	-	4	(3)	3,788	-	3,789
Net finance costs	(2)	(49)	(160)	(26)	-	(237)
Pensions and similar obligations	-	(1)	(14)	(32)	-	(47)
Other income	-	-	-	133	-	133

Profit before taxation and subsidiaries	(2)	(46)	(177)	3,863	-	3,638
Taxation	1	(59)	(73)	(797)	-	(928)

Net profit before subsidiaries	(1)	(105)	(250)	3,066	-	2,710
Equity earnings of subsidiaries	-	2,617	449	(1,207)	(1,859)	-

Net Profit	(1)	2,512	199	1,859	(1,859)	2,710
Attributed to:
Non-controlling interests	-	-	-	198	-	198
Shareholders' equity	(1)	2,512	199	1,661	(1,859)	2,512
Total comprehensive income	(1)	2,512	243	301	(1,859)	1,196

(a) The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Balance Sheet	Unilever		Unilever		Eliminations	Unilever Group
As at 30 June 2017	Capital	Unilever(a)	United	Non-
	Corporation	Parent	States Inc.	guarantor
€ million	subsidiary	entities	Subsidiary	subsidiaries
	issuer		guarantor
Non-current assets
Goodwill and intangible assets	-	2,096	-	24,359	-	26,455
Deferred tax assets	-	86	-	1,169	-	1,255

Other non-current assets	-	5	1	13,691	-	13,697
Amounts due from group companies	17,247	4,941	-	-	(22,188)	-
Net assets of subsidiaries (equity accounted)	-	41,529	20,428	-	(61,957)	-
	17,247	48,657	20,429	39,219	(84,145)	41,407

Current assets
Amounts due from group companies	-	2,234	5,243	34,950	(42,427)	-
Trade and other current receivables	-	71	6	6,138	-	6,215
Current tax assets	-	142	68	118	-	328
Other current assets	-	800	-	9,255	-	10,055
	-	3,247	5,317	50,461	(42,247)	16,598
Total assets	17,247	51,904	25,746	89,680	(126,572)	58,005

Current liabilities
Financial liabilities	2,188	2,193	1	699	-	5,081
Amounts due to group companies	6,952	27,977	21	7,477	(42,427)	-
Trade payables and other current liabilities	70	143	17	13,092	-	13,322
Current tax liabilities	-	-	-	992	-	992
Other current liabilities	-	8	-	417	-	425
	9,210	30,321	39	22,677	(42,427)	19,820

Non-current liabilities
Financial liabilities	7,712	5,413	-	1,427	-	14,552
Amounts due to group companies	-	-	14,514	7,674	(22,188)	-
Pension and post-retirement healthcare liabilities:	-	-	-	-	-	-
Funded schemes in deficit	-	8	43	1,226	-	1,277
Unfunded schemes	-	93	463	1,063	-	1,619
Other non-current liabilities	-	-	79	3,840	-	3,919
	7,712	5,514	15,099	15,230	(22,188)	21,367
Total liabilities	16,922	35,835	15,138	37,907	(64,615)	41,187

Shareholders’ equity	325	16,069	10,608	51,158	(61,957)	16,203
Non-controlling interests	-	-	-	615	-	615
Total equity	325	16,069	10,608	51,773	(61,957)	16,818
Total liabilities and equity	17,247	51,904	25,746	89,680	(126,572)	58,005

(a) The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Balance Sheet	Unilever		Unilever		Eliminations	Unilever Group
As at 31 December 2016	Capital	Unilever(a)	United	Non-
	Corporation	Parent	States Inc.	guarantor
€ million	subsidiary	entities	Subsidiary	subsidiaries
	issuer		guarantor

Non-current assets
Goodwill and intangible assets	-	2,202	-	25,231	-	27,433
Deferred tax assets	-	86	-	1,268	-	1,354
Other non-current assets	-	70	2	13,686	-	13,758
Amounts due from group companies	14,931	4,569	-	-	(19,500)	-
Net assets of subsidiaries (equity accounted)	-	39,676	20,052	-	(59,728)	-
	14,931	46,603	20,054	40,185	(79,228)	42,545

Current assets
Amounts due from group companies	14	2,539	5,293	33,211	(41,057)	-
Trade and other current receivables	-	70	4	5,028	-	5,102
Current tax assets	-	90	-	227	-	317
Other current assets	-	6	-	8,459	-	8,465
	14	2,705	5,297	46,925	(41,057)	13,884
Total assets	14,945	49,308	25,351	87,110	(120,285)	56,429

Current liabilities
Financial liabilities	2,415	1,700	1	1,334	-	5,450
Amounts due to group companies	6,682	26,514	15	7,846	(41,057)	-
Trade payables and other current liabilities	63	193	18	13,597	-	13,871
Current tax liabilities	-	-	21	823	-	844
Other current liabilities	-	4	-	387	-	391
	9,160	28,411	55	23,987	(41,057)	20,556

Non-current liabilities
Financial liabilities	5,437	4,577	-	1,131	-	11,145
Amounts due to group companies	-	-	14,925	4,575	(19,500)	-
Pension and post-retirement healthcare liabilities:
Funded schemes in deficit	-	7	101	2,055	-	2,163
Unfunded schemes	-	96	513	1,095	-	1,704
Other non-current liabilities	-	-	46	3,835	-	3,881
	5,437	4,680	15,585	12,691	(19,500)	18,893
Total liabilities	14,597	33,091	15,640	36,678	(60,557)	39,449

Shareholders’ equity	348	16,217	9,711	49,806	(59,728)	16,354
Non-controlling interests	-	-	-	626	-	626
Total equity	348	16,217	9,711	50,432	(59,728)	16,980
Total liabilities and equity	14,945	49,308	25,351	87,110	(120,285)	56,429

(a) The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Cash flow statement	Unilever		Unilever		Eliminations	Unilever Group
Six months ended 30 June 2017	Capital	Unilever(a)	United	Non-
	Corporation	parent	States Inc.	guarantor
€ million	subsidiary	entities	subsidiary	subsidiaries
	issuer		guarantor
Net cash flow from operating activities	-	(14)	(16)	2,215	-	2,185

Net cash flow from /(used in) investing activities	(3,470)	(680)	(640)	3,688	642	(460)

Net cash flow from/(used in) financing activities	3,465	1,539	658	(4,882)	(642)	138

Net increase/(decrease) in cash and cash equivalents	(5)	845	2	1,021	-	1,863

Cash and cash equivalents at beginning of year	-	6	(2)	3,194	-	3,198
Effect of foreign exchange rates	5	(50)	-	(156)	-	(201)
Cash and cash equivalents at end of year	0	801	-	4,059	-	4,860

Cash flow statement Six months ended 30 June 2016 € million	Unilever Capital Co poration subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Net cash flow from operating activities	-	(240)	(83)	2,142	-	1,819

Net cash flow from /(used in) investing activities	(638)	(1,946)	(410)	1,801	549	(644)

Net cash flow from/(used in) financing activities	637	2,232	493	(3,331)	(549)	(518)

Net increase/(decrease) in cash and cash equivalents	(1)	46	-	612	-	657

Cash and cash equivalents at beginning of year	-	3	(1)	2,126	-	2,128
Effect of foreign exchange rates	1	(43)	-	194	-	(152)
Cash and cash equivalents at end of year	-	6	(1)	2,932	-	2,937

(a) The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.